

02041885


SEC MAIL PROCESSING
RECEIVED
JUN 24 2002
WASH. D.C. 155 SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934

For June 21, 2002

Pan American Silver Corp.
1500 - 625 Howe Street
Vancouver, B.C.
V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___ Form 40-F_X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______ .

Documents Included as Part of this Report

No.	Document
1.	Material Change Report under Section 85(1) of the *Securities Act* (British Columbia) dated June 20, 2002.
2.	Press Release dated June 17, 2002.
3.	Material Change Report under Section 85(1) of the *Securities Act* (British Columbia) dated June 21, 2002.
4.	Press Release dated June 19, 2002.

Document 1

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (British Columbia)
and similar provisions of other applicable legislation

ITEM 1. *REPORTING ISSUER*

Pan American Silver Corp. (the "**Company**")
1500 – 625 Howe Street
Vancouver, BC V6E 2T6

ITEM 2. *DATE OF MATERIAL CHANGE*

June 17, 2002

ITEM 3. *PRESS RELEASE*

A press release was issued by the Company on June 17, 2002 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. *SUMMARY OF MATERIAL CHANGE*

The Company announced the start of construction to quadruple production at its La Colorada silver mine in Mexico, following the signing of a US$10 million project debt facility with International Finance Corporation ("**IFC**"), the private sector lending arm of the World Bank. The project's total capital costs are estimated at about US$20 million and Pan American will fund the remaining capital from its cash on hand, currently totaling US$18.7 million.

ITEM 5. *FULL DESCRIPTION OF MATERIAL CHANGE*

The Company announced the start of construction to quadruple production at its La Colorada silver mine in Mexico. This follows the signing of a US$10 million project debt facility with IFC, the private sector lending arm of the World Bank. The project's total capital costs are estimated at about US$20 million and the Company will fund the remaining capital from its cash on hand, currently totaling US$18.7 million. The Company will provide a corporate guarantee for the loan until financial completion, expected by mid 2004, and will repay the loan with semi-annual US$1 million installments starting in November 2004. The loan agreement does not require the Company to hedge any silver production. The increase in La Colorada's production should begin early in the third quarter of 2003, raising the Company's consolidated silver output from all three mines to about 11 million ounces per year.

The Company acquired La Colorada in March 1998. The bankable feasibility study, completed in late 2000, defines total proven and probable reserves of 2.7 million tonnes of ore grading 458 grams of silver per tonne and 0.53 grams of gold per tonne. In early 2001, a small-scale mine was started at La Colorada and has produced over 1.1 million ounces of silver to date. This mine uses the existing mill to produce concentrates from sulfide ore and is currently operating at a rate of 200 tonnes per day. The expansion project will add a 600 tonne per day leach circuit to process oxide ore and will bring the mine's total production rate to 800 tonnes per day. Production from the expanded operation is expected to average 3.2 million ounces of silver per year at a total cash cost of less than US$2.70 per ounce for a 13 year mine life. The Company acquired ground covering a surface extension of the known oxide ore in 2001 and plans to drill test the zone in the second half of 2002. This zone and other targets on La Colorada provide excellent opportunities to extend the mine's life.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

For Further information, please contact:

Name:	Gordon Jang
Office:	Controller and Corporate Secretary
Telephone:	(604) 684-1175

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 20th day of June, 2002.

(signed) Gordon Jang
Signature of a senior officer of the reporting issuer

Gordon Jang, Controller and Corporate Secretary

Document 2

Pan American
S I L V E R C O R P.



NEWS RELEASE

June 17, 2002

PAN AMERICAN COMPLETES LOAN AND BEGINS CONSTRUCTION ON LA COLORADA EXPANSION

Vancouver, British Columbia ...(all currency amounts in US dollars)... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) is pleased to announce the start of construction to quadruple production at its La Colorada silver mine in Mexico. This follows the signing of a $10 million project debt facility with International Finance Corporation (IFC), the private sector lending arm of the World Bank. The project's total capital costs are estimated at about $20 million and Pan American will fund the remaining capital from its cash on hand, currently totaling $18.7 million. Pan American will provide a corporate guarantee for the loan until financial completion, expected by mid 2004, and will repay the loan with semi-annual $1 million installments starting in November 2004. The loan agreement does not require Pan American to hedge any silver production. The increase in La Colorada's production should begin early in the third quarter of 2003, raising Pan American's consolidated silver output from all three mines to about 11 million ounces per year.

Pan American acquired La Colorada in March 1998. The bankable feasibility study, completed in late 2000, defines total proven and probable reserves of 2.7 million tonnes of ore grading 458 grams of silver per tonne and 0.53 grams of gold per tonne. In early 2001, a small-scale mine was started at La Colorada and has produced over 1.1 million ounces of silver to date. This mine uses the existing mill to produce concentrates from sulfide ore and is currently operating at a rate of 200 tonnes per day. The expansion project will add a 600 tonne per day leach circuit to process oxide ore and will bring the mine's total production rate to 800 tonnes per day. Production from the expanded operation is expected to average 3.2 million ounces of silver per year at a total cash cost of less than $2.70 per ounce for a 13 year mine life. Pan American acquired ground covering a surface extension of the known oxide ore in 2001 and plans to drill test the zone in the second half of 2002. This zone and other targets on La Colorada provide excellent opportunities to extend the mine's life.

- End -

Ross J. Beaty, Chairman and C.E.O. or Rosie Moore, VP Corporate Relations 604-684-1175

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 . TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

Document 3

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (British Columbia)
and similar provisions of other applicable legislation

ITEM 1. *REPORTING ISSUER*

Pan American Silver Corp. (the "**Company**")
1500 – 625 Howe Street
Vancouver, BC V6E 2T6

ITEM 2. *DATE OF MATERIAL CHANGE*

June 19, 2002

ITEM 3. *PRESS RELEASE*

A press release was issued by the Company on June 19, 2002 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4. *SUMMARY OF MATERIAL CHANGE*

The Company and Corner Bay Silver Inc. ("**Corner Bay**") announced that the terms for their proposed merger (previously announced on May 21, 2002) have been modified. Under the new terms, common shares in the capital of Corner Bay ("**Corner Bay Shares**") would be, directly or indirectly, exchanged for common shares in the capital of the Company ("**Pan American Shares**") and warrants to purchase Pan American Shares ("**Pan American Warrants**"), on the basis of one Pan American Share for every 2.60 Corner Bay Shares and one Pan American Warrant for every 5.20 Corner Bay Shares.

ITEM 5. *FULL DESCRIPTION OF MATERIAL CHANGE*

The Company and Corner Bay announced that the terms for their proposed merger (previously announced on May 21, 2002) have been modified. Under the new terms, Corner Bay Shares would be, directly or indirectly, exchanged for Pan American Shares and Pan American Warrants, on the basis of one Pan American Share for every 2.60 Corner Bay Shares and one Pan American Warrant for every 5.20 Corner Bay Shares.

Each whole Pan American Warrant will allow the holder to purchase a Pan American Share for a price of C$12.00 for five years from the date of the closing of the plan of arrangement. The Pan American Warrants will, subject to regulatory approval, be listed on the Toronto Stock Exchange. Under the new plan of arrangement, no provision is made for the creation and distribution of shares in a new exploration company.

Since Corner Bay currently has approximately 20.8 million Corner Bay Shares issued and outstanding on a fully diluted basis, the Company is expected to issue approximately eight million Pan American Shares and approximately four million Pan American Warrants to complete the transaction. Completion of the merger is subject to satisfactory fairness opinions and the signing of a definitive agreement, expected by late June 2002, and to regulatory and shareholder approvals, anticipated in early September 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

For Further information, please contact:

Name: Gordon Jang
Office: Controller and Corporate Secretary
Telephone: (604) 684-1175

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of June, 2002.

(signed) Gordon Jang
Signature of a senior officer of the reporting issuer

Gordon Jang, Controller and Corporate Secretary

Document 4



Pan American
S I L V E R C O R P.


CB
SILVER

June 19, 2002

PAN AMERICAN AND CORNER BAY AGREE TO REVISED MERGER TERMS

Vancouver, British Columbia ...... Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) and Corner Bay Silver Inc. (TSE: BAY) announce that the terms for their proposed merger (announced May 21st) have been modified. Under the new terms, each Corner Bay share will be exchanged for 0.385 common shares of Pan American plus 0.1925 of a Pan American warrant. Each whole warrant will allow the holder to purchase a common share of Pan American for a price of C$12 for five years. The warrants will, subject to regulatory approval, be listed on the Toronto Stock Exchange. Under the new plan of arrangement, no provision is made for the creation and distribution of shares in a new exploration company. Since Corner Bay currently has 20.8 million shares on a fully diluted basis, Pan American is expected to issue approximately 8 million common shares and approximately 4 million share purchase warrants to complete the transaction. Completion of the merger is subject to satisfactory fairness opinions and the signing of a definitive agreement, expected by late June, and to regulatory and shareholder approvals, anticipated in early September.

- End -

For further information, please contact:

Ross J. Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

CAUTIONARY NOTE
Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's or Corner Bay's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American or Corner Bay are active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F and Corner Bay's Form 20-F.

1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 TEL 604.684.1175 FAX 604.684.0147
www.panamericansilver.com

910–55 UNIVERSITY AVE, TORONTO, ON CANADA M5J 2H7 TEL 416.368.6240 FAX 416.368.7141
www.cornerbaysilver.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.

Date: June 21, 2002

By: 

Gordon Jang,
Controller, and Corporate Secretary

Document: